UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

Commission file number  000-49757

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Reliance Bank Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Reliance Bancshares, Inc.

2170 W. Palmetto Street

Florence, South Carolina 29501

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees of First Reliance Bank

Employee Stock Ownership Plan

Florence, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Reliance Bank Employee Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Elliott Davis

Columbia, South Carolina

June 27, 2014

1

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS
Investments at fair value:
Common and collective trusts	$2,727,299	$2,338,444
First Reliance Bancshares, Inc. common stock	488,329	468,096
Total investments	3,215,628	2,806,540

Notes receivable from participants	198,997	119,489

Total assets	3,414,625	2,926,029

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,414,625	2,926,029

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(3,661)	(13,988)

NET ASSETS AVAILABLE FOR BENEFITS	$3,410,964	$2,912,041

See Notes to Financial Statements

2

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2013

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants	$285,253
Employer	119,656
Rollovers	9,856
Total contributions	414,765
Investment income:
Interest and dividends	787
Net appreciation in fair value of assets	438,032
Total investment income	438,819
Interest income on notes receivable from participants	4,921
Total additions	858,505

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	339,274
Administrative expenses	20,308
Total deductions	359,582
Net increase	498,923

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	2,912,041

END OF YEAR	$3,410,964

See Notes to Financial Statements

3

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of First Reliance Bank Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

First Reliance Bank (the "Company") established the Plan effective as of January 1, 2006. The Plan is an Employee Stock Ownership Plan (ESOP) with 401(k) provisions covering all employees of the Company with 90 days of service and who have attained the age of 18. The ESOP portion of the Plan is discretionary and employees are eligible to participate after one year of employment. The Board of Directors of the Company serves as trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Reliance Trust Company serves as the custodian of the Plan.

Contributions

Each year, participants may elect to defer a portion of their pretax annual compensation, as defined in the Plan. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan defines compensation as the total amount paid (W-2 wages) to the employee for services rendered to the Company, except for reimbursements or other expense allowances, fringe benefits (cash or noncash), moving expenses, deferred compensation and welfare benefits. With limited exceptions, the Plan includes an employee's compensation only for the part of the Plan year in which he actually is a participant. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes a matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. The Company may elect to make a discretionary contribution to the ESOP. The percentage that each eligible employee receives is established annually. There was no discretionary contribution for the year ended December 31, 2013. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant accounts

Each participant’s account is credited with the participant’s contribution, the Company's matching contribution, allocations of the Company's discretionary ESOP matching contributions, Plan earnings, and charged with an allocation of administrative expenses that are paid by the plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on a graduated schedule, or 25% per year. A participant is 100% vested after four years of credited service. Also, a participant will become 100% vested in his or her account balance on the date that he or she reaches the normal retirement age of 65 or becomes disabled or dies while still employed by the Company even if he or she would have a vested interest less than 100%.

4

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loan may not have a term exceeding 5 years except in cases where the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 6.25% which are comparable to local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through biweekly payroll deductions. Participants can borrow from their account once a year.

Payment of benefits

On termination of service due to death, disability, retirement, hardships, or other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or other installment options as provided by the Plan. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59½.

Forfeited accounts

At December 31, 2013 and 2012 forfeited nonvested accounts totaled $2,355 and $2,602, respectively. Under the Plan, participant forfeitures reduce the Company contributions for the Plan year in which the forfeitures occur. For the year ended December 31, 2013, the Company contributions were reduced by $6,800 from forfeited nonvested accounts.

Voting of Company stock

Participants who are vested in the stock of the Company are allowed to exercise voting rights. Each participant is entitled to direct the Trustee to exercise voting rights attributable to shares of the Company's stock allocated to his or her account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accrual basis of accounting has been used in preparing the financial statements of the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive contracts.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

5

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investment valuation and income recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the custodian. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded at the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred.

No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and benefit payment is recorded.

Payment of benefits

Benefits are recorded when paid.

Expenses

Certain expenses of monitoring the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

NOTE 3 - PLAN TERMINATION

The Company intends to continue the Plan indefinitely. However, the Company has the right to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 - STABLE VALUE FUND

The Invesco Stable Value Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The weighted average crediting interest rate of the Invesco Stable Value Fund was 1.47% and 1.89% at December 31, 2013 and 2012, respectively. The average yields earned by the Plan based on the actual interest rates credited to participants were 1.23% and 1.26% for the years ended December 31, 2013 and 2012, respectively.

6

NOTE 5 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2013 and 2012.

Common and collective trusts: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Unitized stock fund: Valued at the closing price reported on the active market on which the individual securities are traded, plus the carrying value of the cash component of the fund, which approximates fair value.

Common stock ESOP: Valued using an independent market valuation which includes consideration of recent sales of the Company’s common stock (see Note 9).

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2013 and 2012:

7

NOTE 5 - FAIR VALUE MEASUREMENTS, Continued

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Common and collective trusts
Money market fund	$262,232	$-	$262,232	$-
Stable value fund	369,795	-	369,795	-
Equities:
Index	1,802,819	-	1,802,819	-
Balanced	292,453	-	292,453	-
First Reliance Bancshares, Inc. common stock	488,329	448,036	40,293	-

Total assets at fair value	$3,215,628	$448,036	$2,767,592	$-

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Common and collective trusts
Money market fund	$275,424	$-	$275,424	$-
Stable value fund	363,697	-	363,697	-
Equities:
Index	1,444,524	-	1,444,524	-
Balanced	254,799	-	254,799	-
First Reliance Bancshares, Inc. common stock	468,096	420,060	48,036	-

Total assets at fair value	$2,806,540	$420,060	$2,386,480	$-

NOTE 6 - FAIR VALUE OF INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)

The following table for December 31, 2013 and 2012 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2013
		Unfunded	Redemption	Redemption
Investment	Fair Value	commitment	frequency	notice period
Common and collective trusts
Money market fund (a)	$262,232	$-	Daily	None
Stable value fund (b)	369,795	-	Daily	None
Equities:
Index (c)	1,802,819	-	Daily	None
Balanced (d)	292,453	-	Daily	None
Total	$2,727,299	$-

	December 31, 2012
		Unfunded	Redemption	Redemption
Investment	Fair Value	commitment	frequency	notice period
Common and collective trusts
Money market fund (a)	$275,424	$-	Daily	None
Stable value fund (b)	363,697	-	Daily	None
Equities:
Index (c)	1,444,524	-	Daily	None
Balanced (d)	254,799	-	Daily	None
Total	$2,338,444	$-

8

NOTE 6 - FAIR VALUE OF INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT), Continued

(a)	The investment objective of this fund is to provide safety of principal, daily liquidity, and competitive yield by investing in high quality money market investments.

(b)	The investment objective of the fund is to seek the preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

(c)	The funds seek a return that approximates as closely as practicable, before expenses, the performance of the applicable Index over the long term. The funds will typically attempt to invest in the securities comprising the applicable Index in the same proportions as they are represented in the Index. In some cases, it may not be possible or practicable to purchase all of the securities comprising the Index, or to hold them in the same weightings as they represent in the Index. In those circumstances, a sampling or optimization technique may be used to construct the portfolio in question. The Fund's returns may vary from the returns of the applicable Index.

(d)	The funds seek to approximate as closely as practicable, before expenses, the return of the balanced custom Index over the long term. The Funds’ asset allocations are implemented through investments in passive investment vehicles, which typically attempt to replicate the returns of a specific index or group of indices.

NOTE 7 - INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012
First Reliance Bancshares, Inc. Unitized stock fund, 296,909 units and 22,275 ESOP common stock units	$488,329	$468,096
Short Term Investment Fund, 262,232 units	262,232	275,363
S&P Midcap Index SL Series Fund - Class A, 6,444 units	336,872	274,933
S&P Flagship SL Series Fund - Class A, 8,221 units	273,149	212,748
S&P Growth Index SL Fund Series A, 11,035 units	219,623	142,901	*
S&P Value Index SL Fund Series A, 14,719 units	243,825	188,285
NASDAQ 100 Index Non-Lending Fund Series A, 8,240 units	193,621	139,620	*
Russell 2000 Index SL Series Fund - Class A, 7,081 units	258,188	180,253
Invesco Stable Value Fund, 28,449 units	369,795	363,697

* - Does not represent five percent or more for respective year

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $438,032 as follows:

Gain
(Loss)
Common and collective trusts	$468,836
First Reliance Bancshares, Inc. common stock	(30,804)
Net appreciation in value of the Plan’s investments	$438,032

9

NOTE 8 - CONCENTRATIONS OF RISKS

At December 31, 2013 and 2012, the Plan's assets included $488,329 and $468,096, respectively, in common stock of the Company. This represents approximately 14% and 16% at December 31, 2013 and 2012, respectively, of total Plan assets. Therefore, a significant portion of the fair value of Plan assets is subject to fluctuation in the price of the Company's common stock.

NOTE 9 - COMPANY STOCK

As an ESOP, the Plan investments include 22,275 and 23,094 shares of Company stock contributed by the Company as of December 31, 2013 and 2012, respectively.  The Company's legal counsel has determined that the Plan must comply with Section 401(a) 28 (c) of the Internal Revenue Code Section which provides that Company securities held by an ESOP are not considered to be readily tradable on an established securities market and must be valued by an independent appraiser.  Company stock held by an ESOP is traded on the Over the Counter Bulletin Board, which does not meet the definition of "readily tradable" per the Code section.  Therefore, the value of these shares has been estimated as of December 31, 2013, by an independent valuation specialist and are disclosed as a level 2 asset in Note 5 – Fair Value Measurement. Because of the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed as defined by the Code section.  This difference could be material.

Each Participant receiving a distribution of Company stock from the Trust Fund has the option to sell the Company stock to the Company, at any time during two option periods, at the current fair value as reflected in the most current independent valuation.  The first option period runs for a period of 60 days commencing on the date of distribution of Company stock to the Participant.  The second option period runs for a period of 60 days commencing in the next Plan Year after the new determination of the fair value of Company stock by the Plan Administrator and notice to the Participant of the new fair value.  If a Participant (or Beneficiary) exercises his/her option, the Company has the option purchase the Company stock at fair value upon specific terms.

The Plan also contains a 401(k) provision, which allows participants to obtain Company stock through salary deferrals.  Plan assets include 296,909 shares of Company stock acquired by participants through salary deferrals as of December 31, 2013. Because these shares were acquired under the Plan's 401(k) provision, the Company's legal counsel has determined that they are not subject to the above code section.  Therefore, these shares have been valued at the quoted market price according to the Over the Counter Bulletin Board as of December 31, 2013, and are appropriately disclosed as a level 1 asset in Note 5 – Fair Value Measurements.

NOTE 10 - TAX STATUS

The Company has obtained a favorable tax determination letter dated September 30, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore believe that the plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be substantiated upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2010.

10

NOTE 11 – RELATED- PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of common stock issued by the Company.  The Company is the Plan Sponsor, as defined by the Plan, and therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the third party administrator totaling $20,308 which were not covered by revenue sharing. The plan sponsor pays directly any other fees related to the Plan’s operations.

NOTE 12 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 13 - SUBSEQUENT EVENTS

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable standards, all material subsequent events have either been recognized in the financial statements or disclosed in the notes to the financial statements.

11

Supplemental Schedule

FIRST RELIANCE BANK

EMPLOYEE STOCK OWNERSHIP PLAN

EIN 58-2463842, PLAN NO. 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

	State Street Global Advisors	Short Term Investment Fund, 262,232 units	**	$262,232

	State Street Global Advisors	S&P Midcap Index SL Series Fund - Class A, 6,444 units	**	336,872

	State Street Global Advisors	S&P Flagship SL Series Fund - Class A, 8,221 units	**	273,149

	State Street Global Advisors	S&P Growth Index SL Fund Series A, 11,035 units	**	219,623

	State Street Global Advisors	S&P Value Index SL Fund Series A, 14,719 units	**	243,825

	State Street Global Advisors	Passive Bond Market Index SL Series Fund A, 3,509 units	**	43,152

	State Street Global Advisors	Long US Treasury Index SL Series Fund Class A, 5,792 units	**	73,270

	State Street Global Advisors	Aggressive Strategic Balanced SL Fund, 6,015 units	**	112,748

	State Street Global Advisors	Moderate Strategic Balanced SL Fund, 6,010 units	**	123,816

	State Street Global Advisors	Conservative Strategic Balanced SL Fund, 2,586 units	**	55,889

	State Street Global Advisors	Daily EAFE Index SL Series Fund - Class T, 9,257 units	**	161,119

	State Street Global Advisors	NASDAQ 100 Index Non-Lending Fund Series A, 8,240 units	**	193,621

	State Street Global Advisors	Russell 2000 Index SL Series Fund - Class A, 7,081 units	**	258,188

	Invesco	Invesco Stable Value Fund, 28,449 units	**	366,134	(1)

*	First Reliance Bancshares	Unitized stock fund, 296,909 units	**	448,036

*	First Reliance Bancshares	ESOP common stock, 22,275 units	**	40,293

*	Notes receivable from participants	Participant loans with varying maturities and interest rates ranging from 4.25% to 6.25%.		198,997

		Total		$3,410,964

*	Indicates a party in interest to the Plan.

**	Cost information omitted due to participant-directed plan.

(1)	Represents contract value of Invesco Stable Value Fund; fair value at December 31, 2013 is $369,795.

12

REQUIRED INFORMATION

Financial Statements

4.	In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2013 and 2012 are presented on pages 2 through 3.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Elliott Davis, LLC.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST RELIANCE BANK EMPLOYEE STOCK OWNERSHIP PLAN

Date June 27, 2014	By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci
Plan Administrator

14

Exhibit Index

Exhibit No.	Description

23.1	Consent of Elliott Davis, LLC.

15